

March 10, 2011

Juan José Suárez Coppel
Chief Executive Officer
Petróleos Mexicanos
Avenida Marina Nacional No. 329
Colonia Huasteca, Mexico, D.F. 11311
Mexico

    Re: Petróleos Mexicanos
           Form 20-F for Fiscal Year Ended December 31, 2009
           Filed June 29, 2010
           File No. 0-00099

Dear Mr. Coppel:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

           Sincerely,

           Karl Hiller
           Branch Chief